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Telephone 020 7528 6298
Date 15 August 2006

Legal & General

RECEIVED
2006 AUG 22 A 10:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Legal & General Group
Temple Court
11 Queen Victoria Street
London EC4N 4TP

Tel 020 7528 6200
Fax 020 7528 6222
www.legalandgeneral.com

The US Securities and Exchange Commission
Office of International Corporate Finance
450 Frith Street NW
Mail Stop 3-9
Washington DC 205-49
USA

06016224

SUPPL

Dear Sirs

12g-2(b) Submission – Exemption 82-3664

I enclose, on behalf of Legal & General Plc, an English company, the following information pursuant to the exemption from the Securities Exchange Act of 1934 amended, afforded by Rule 12g3-2(b) thereunder.

- ***2006 Interim Results***

PROCESSED
AUG 24 2006
THOMSON FINANCIAL

Please stamp and return enclosed receipt copy letter.

Yours faithfully,

J W Maddock
Head of Investor Relations

dlw 8/23

Enc

TC300 H12906 PS138

Legal & General Group Plc is a holding company, subsidiary undertakings of which are fully authorised as appropriate under the Financial Services and Markets Act in respect of their investment activities in the UK.

Legal & General Group Plc
Registered in England No. 1417162
Registered Office: Temple Court,
11 Queen Victoria St. London EC4N 4TP